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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          BeautiControl Cosmetics, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 par value
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                         (Title of Class of Securities)

                                   074655 10 1
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                                 (CUSIP Number)

                                 Jinger L. Heath
                                2121 Midway Road
                             Carrollton, Texas 75006
                                 (972) 458-0601
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 3, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP No. 074655 10 1                                          Page 2 of 6 Pages
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
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
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Jinger L. Heath
                 ###-##-####
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

              None; not applicable
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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            NUMBER OF                 7      SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY                         1,553,887
              EACH               -----------------------------------------------
           REPORTING                  8      SHARED VOTING POWER
             PERSON
              WITH                             0
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             1,553,887
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             0
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      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 4,307,774 (1)
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      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

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      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 59.7% (1) (2)
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      14      TYPE OF REPORTING PERSON*

                                 IN
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

(1) Includes 2,753,887 shares beneficially owned by the Reporting Person's spouse, Richard W. Heath, beneficial ownership of which is disclaimed.
(2) Based on 6,020,198 shares outstanding as of April 3, 1998 as set forth in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ending May 31, 1998, plus 1,200,000 shares of Common Stock issued pursuant to the Stock Purchase Agreement as described in Item 4 herein.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of BeautiControl Cosmetics, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2121 Midway Road, Carrollton, Texas 75006.

Item 2.  Identity and Background.

         The person filing this statement is Jinger L. Heath, whose business address is 2121 Midway Road, Carrollton, Texas 75006. Jinger L. Heath is sometimes referred to herein as the "Reporting Person."

         Jinger L. Heath's principal occupation is Chairman of the Board of Directors of the Company. The executive offices of the Company are at 2121 Midway Road, Carrollton, Texas 75006. The Company is a direct sales marketer and manufacturer of cosmetics and related products.

         Jinger L. Heath has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Jinger L. Heath has not, during the past five years, been a party to a court proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Jinger L. Heath is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person paid no consideration as party to the Stock Purchase Agreement. Accordingly, there are no funds of the Reporting Person in the transaction. See Item 4 below for further description of the Stock Purchase Agreement.

Item 4.  Purpose of the Transaction.

         Pursuant to a Stock Purchase Agreement (the "Purchase Agreement") (a copy of which is being filed as Exhibit 7.1 hereto and is incorporated herein by reference), dated as of July 31, 1998 and executed on August 3, 1998, by and among the Company, Richard W. Heath, the Reporting Person (together with Richard
W. Heath, the "Heaths") and Jim Sowell Construction Co., Inc. ("Sowell"), Sowell purchased 1,200,000 shares of the Common Stock of the Company.

         Pursuant to the Purchase Agreement, during the time in which Sowell is the legal and beneficial owner of at least 1,200,000 shares of Common Stock of the Company, the Company and Richard W. Heath have agreed to use their best efforts to cause Mr. James E. Sowell, Chief Executive Officer of Sowell, to be elected to the Board of Directors of the Company.

         Moreover, Sowell granted an irrevocable proxy (the "Proxy") as to 1,200,000 shares of Common Stock of the Company, with Richard W. Heath as proxy (except that, in the event of Richard W. Heath's death or incapacity, the Reporting Person shall serve as proxy). The


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Proxy terminates (i) with respect to shares of Common Stock sold by Sowell or any of its affiliates to a third party that is not an affiliate of Sowell or
(ii) with respect to shares of Common Stock of the Company held by Sowell at such time as the Heaths are no longer employed by the Company or if the Heaths hold less than an aggregate of 20% of the then-outstanding shares of Common Stock. As a result of the foregoing, the Sowell's voting power at present is limited by the irrevocable proxy to only approximately 5.9% of the outstanding shares of Common Stock.

         The Purchase Agreement grants to Sowell co-sale rights with respect to a proposed transfer of shares of Common Stock by the Heaths such that as a result of such a transfer, the Heaths would own a percentage of the then-outstanding shares of Common Stock less than (i) 26.75%, or (ii) if the percentage of shares of Common Stock owned by Sowell is less than 26.75%, less than that percentage owned by Sowell. In such an event, the number of shares of Common Stock of the Company to be included in the transfer by Sowell shall be determined by multiplying (x) the total number of such shares of Common Stock that are held by Sowell by (y) a fraction (A) the numerator of which is the number of shares to be transferred and (B) the denominator of which is the total number of shares of Common Stock owned by the Heaths. If Sowell elects to exercise the right of co-sale, the amount of shares to be transferred shall be sold to the proposed purchaser in lieu of a corresponding amount of shares proposed to be transferred by the Heaths. The co-sale right does not apply to certain permitted transfers within the Heath's family group, however, any subsequent transfer by a transferee of such shares is subject to the right of co-sale.

         As a result of the Purchase Agreement the Heaths together with Sowell may constitute a "group" as defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended. However, pursuant to Rule 13d-4, the Reporting Person disclaims membership in such group.

         Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b): The Reporting Person beneficially owns 4,307,774 shares of Common Stock (the "Shares") (which is approximately 59.7% of the shares of Common Stock outstanding as of April 3, 1998 as set forth in the Issuer's quarterly report on Form 10-Q for the fiscal year ended May 31, 1998, plus 1,200,000 shares of Common Stock issued pursuant to the Purchase Agreement as described in Item 4 herein). This figure includes 2,753,887 shares beneficially owned by the Reporting Person's spouse, Richard W. Heath, beneficial ownership of which is disclaimed. The Reporting Person has sole voting and dispositive power with respect to 1,553,887 of the Shares.

         Pursuant to the co-sale provision in Section 9 of the Purchase Agreement described in Item 4 and attached hereto as Exhibit 7.1, the Reporting Person has beneficial ownership of the shares of Common Stock of the Company beneficially owned by Sowell.

         (c) Except as disclosed herein, there have been no transactions by the Reporting Person in the Common Stock of the Company during the past 60 days.

         (d)      Not applicable.



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         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described previously in this Schedule 13D, including, without limitation, Item 4 and Item 5 hereof, the Reporting Person has no contracts, arrangements or understandings with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.1 Stock Purchase Agreement dated as of July 31, 1998 among BeautiControl Cosmetics, Inc., Jim Sowell Construction Co., Inc., Richard W. Heath and Jinger L. Heath.









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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 1998





                                                  /s/ Jinger L. Heath
                                                  ------------------------------
                                                  Jinger L. Heath







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                                 EXHIBIT INDEX

Exhibit                                    Description
-------                                    -----------
  7.1          Stock Purchase Agreement dated as of July 31, 1998 among
               BeautiControl Cosmetics, Inc., Jim Sowell Construction Co., Inc.,
               Richard W. Heath and Jinger L. Heath.